SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30550; 812-13881]

Compass Efficient Model Portfolios, LLC and Compass EMP Funds Trust; Notice of

Application

June 4, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of

1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act.

Summary of Application: Applicants request an order that would permit them to enter into

and materially amend subadvisory agreements without shareholder approval.

Applicants: Compass Efficient Model Portfolios, LLC (the "Adviser") and Compass EMP

Funds Trust ("the Trust").

Filing Dates: The application was filed on March 17, 2011, and amended on September 1,

2011, May 16, 2012, September 24, 2012, and May 14, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving applicants with a copy of the request, personally

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July

1, 2013, and should be accompanied by proof of service on the applicants, in the form of

an affidavit or, for lawyers, a certificate of service. Hearing requests should state the

nature of the writer's interest, the reason for the request, and the issues contested. Persons

who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090. Applicants: Adviser, 213 Overlook

Circle, Suite A-1, Brentwood, TN 37027; the Trust, 17605 Wright Street, Omaha,

Nebraska 68130.

For Further Information Contact: Lewis Reich, Senior Counsel, at (202) 551-6919, or

Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered as an

open-end management investment company currently comprising 23 series (the "Compass

Funds").[1] Each series of the Trust has its own investment objective, policies and

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[1] Those 23 series are Compass EMP U.S. 500 Volatility Weighted Fund, Compass EMP U.S. Small Cap 500 Volatility Weighted Fund, Compass EMP International 500 Volatility Weighted Fund, Compass EMP Emerging Market 500 Volatility Weighted Fund, Compass EMP REC Enhanced Volatility Weighted Fund, Compass EMP U.S. 500 Enhanced Volatility Weighted Fund, Compass EMP Long/Short Strategies Fund, Compass EMP International 500 Enhanced Volatility Weighted Fund, Compass EMP U.S. Long/Short Fund, Compass EMP Commodity Long/Short Strategies Fund, Compass EMP Commodity Strategies Volatility Weighted Fund, Compass EMP Managed Futures Strategy Fund, Compass EMP U.S. Long/Short Fixed Income Fund, Compass EMP Long/Short Fixed Income Fund, Compass EMP U.S. Enhanced Fixed Income Fund, Compass EMP Enhanced Fixed Income Fund, Compass EMP Ultra Short-Term Fixed Income Fund, Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund, Compass EMP Alternative Strategies Fund, Compass EMP Balanced Volatility Weighted Fund, Compass EMP Growth Volatility Weighted Fund, and Compass EMP Conservative Volatility Weighted Fund.

restrictions, and each is managed by the Adviser and may be managed by various subadvisers.[2]

2. The Adviser is a Tennessee limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). It provides investment management services to the Compass Funds under an investment advisory agreement with the Trust (the "Advisory Agreement") and will provide investment management services to future Funds under substantially similar advisory agreements (the Advisory Agreement and the advisory agreements for any future Funds, together, the "Advisory Agreements"). The terms of the Advisory Agreement with respect to the Compass Funds comply, and of other Advisory Agreements will comply, with section 15(a) of the Act. The Advisory Agreement with respect to the Compass Funds was approved by the board of trustees of the Trust (the board of trustees of any Fund, a "Board"), including by a majority of the trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) of the Trust, any Fund or the Adviser (such trustees for any Fund, its "Independent Trustees"), and by the initial shareholder of each of the Compass Funds in the manner required by sections 15(a) and (c) of the Act and Rule 18f-2 thereunder.[3]

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[2] Applicants request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in the application ("Manager of Managers Structure"); and (c) complies with the terms and conditions of the application (together with the Compass Funds, the "Funds" and each, individually, a "Fund"). The only existing registered open-end management investment company that currently intends to rely on the requested order are named as an Applicant.

[3] Other Advisory Agreements will be similarly approved. Applicants are not seeking any exemptions with respect to Advisory Agreements.

3.   Under the terms of the Advisory Agreements, the Adviser is responsible for the overall management of the business affairs of the Compass Funds' business affairs and selecting investments in accordance with the Compass Funds' respective investment objectives, policies and restrictions. For the investment management services that it provides to the Compass Funds, the Adviser receives the fee specified in the Advisory Agreements. The Advisory Agreement also permits the Adviser to retain one or more subadvisers for the purpose of managing all or a portion of the assets of the Compass Funds. Pursuant to this authority, the Adviser intends to enter into subadvisory agreements with certain unaffiliated subadvisers ("Subadvisers", and such agreements, "Subadvisory Agreements") to provide investment advisory services to the Compass Funds. Each Subadviser to a Fund will be an "investment adviser" as defined in section 2(a)(20)(B) of the Act and registered as an investment adviser under the Advisers Act or not subject to such registration.[4] The Adviser will supervise and monitor the Subadvisers, allocate Fund assets to the Subadvisers and periodically recommend to the Board which Subadvisers should be retained or released. The Adviser will compensate the Subadvisers for a Fund out of the advisory fees that the Adviser receives from that Fund.

4.   Applicants request an order to permit the Adviser, subject to Board approval, to select Subadvisers and enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. The terms of the Subadvisory Agreements will comply fully with the requirements of section 15(a) of the Act and the Subadvisory Agreements will be approved by the Board, including a majority of the Independent

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[4] If the name of any Fund contains the name of a Subadviser, the name of the Fund's Adviser will precede the name of the Subadviser.

Trustees as required under section 15(a) and section 15(c) of the Act. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the applicable Advisory Agreement.

5.   The requested relief will not extend to any subadviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust, a Fund or the Adviser (other than by reason of serving as a subadviser to one or more Funds) ("Affiliated Subadviser").

6.   The Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

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[5] The "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of securities in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

3.   Applicants assert that the shareholders are relying on the Adviser's experience to select one or more Subadvisers best suited to achieve a Fund's investment objectives. Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of the individual portfolio managers employed by the Adviser. Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose costs and unnecessary delays on the Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreements and any subadvisory agreement with an

Affiliated Subadviser will remain subject to sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the applicable Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.   The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund's assets and, subject to review and approval of the applicable Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle

that is not controlled by such person), any interest in a Subadviser, except for

(a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is

under common control with the Adviser or (b) ownership of less than 1% of the

outstanding securities of any class of equity or debt of any publicly traded company that is

either a Subadviser or an entity that controls, is controlled by, or is under common control

with a Subadviser.

9.   In the event the Commission adopts a rule under the Act providing

substantially similar relief to that in the order requested in the application, the requested

order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under

delegated authority.

Kevin M. O'Neill
Deputy Secretary